Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Pennell Venture Partners Marathon Fund II 10 Jones Street, 6th Floor New York, NY 10014 US	2. Issuer Name and Ticker or Trading Symbol Centiv (CNTV)		6. Relationship of Reporting Person(s) to Issuer 10% Owner ________________________
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/3/2003	7. Individual or Joint/Group Filing Form filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/21/03		C(1)		300,000	A	(1)	300,000	D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Conv. Pref. Stk.	$1.00	3/31/03		C(1)			30,000			Common	300,000	(1)	0	D
Series A Conv. Pref. Stk.	$1.00	3/31/03		C(2)			20,000			Common	200,000	(2)	0	D
Series B Conv. Pref. Stk.	$.50	3/31/03		C(3)		40,000				Common	400,000	(3)		D
Series B Conv. Pref. Stk.	$.50	3/31/03		P		40,000(4)				Common	400,000	$5.00(4)	80,000(4)	D
Warrant (right to buy)	$.50	3/31/03		P		210,000		3/31/03	3/31/10	Common	210,000	(5)	80,000	D
Warrant (right to buy)	$1.50	3/31/03		J(6)			200,000	3/28/02	3/28/07	Common	500,000	(6)	300,000	D
Explanation of Responses
(1) Each one (1) share of Common Stock indicated in this row converted into ten (10) shares of Common Stock in a transaction exempt under Rule 16b-6(b). (2) Each one (1) share of Series A Convertible Preferred Stock indicated in this row converted into two (2) shares of Series B Convertible Preferred Stock in a transaction exempt under Rule 16b-6(b). (3) Shares of Series B Convertible Preferred Stock issued upon conversion of Series A Convertible Preferred Stock as described in footnote (2) in a transaction exempt under Rule 16b-6(b). (4) Each one (1) share of Series B Convertible Preferred Stock is initially convertible into ten (10) shares of Common Stock. (5) Warrants to purchase Common Stock issued in connection with purchase of shares of Series B Convertible Preferred Stock. (6) Cancellation of derivative securities without value being received by reporting person in a transaction exempt under Rule 16b-6(d). (7) Pennell Venture Partners Marathon Fund II, L.P. ("Marathon II") directly beneficially owns the securities shown in Table II. Pennell Venture Partners II, LLC ("PVPII"), as general partner of Marathon II, and Thomas B. Pennell, as sole managing member of PVPII may be deemed to beneficially own the securities to which Marathon II possesses direct beneficial ownership. Neither PVPII or Thomas B. Pennell are direct beneficial owners of any other securities issued by Centiv, Inc.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: Thomas B. Pennell	Date: 4/3/2003